UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse
98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Limited Partners, which will be held on December 7, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: October 25, 2017	By: /s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

TO THE LIMITED PARTNERS OF DYNAGAS LNG PARTNERS LP
 OCTOBER 25, 2017

Enclosed is a Notice of the 2017 Annual Meeting (the "Meeting") of limited partners (the "Limited Partners") of Dynagas LNG Partners LP (the "Partnership") which will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on December 7, 2017 at 4:00 p.m., local time.
At this Meeting, the Limited Partners will consider and vote upon the following proposals:
1.	To elect Levon Dedegian as a Class III Director to serve for a three-year term until the 2020 Annual Meeting of Limited Partners ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding common units of the Partnership present in person or represented by proxy at the Meeting.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your units in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 13, 2017, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours,

Georgios Prokopiou Chairman

_____________________________

23, Rue Basse, 98000 Monaco
Tel: +377 9999 6445 Email: Management@dynagaspartners.com Website: dynagaspartners.com

DYNAGAS LNG PARTNERS LP
NOTICE OF ANNUAL GENERAL MEETING OF LIMITED PARTNERS
NOTICE IS HEREBY given that the 2017 Annual Meeting (the "Meeting") of the limited partners (the "Limited Partners") of Dynagas LNG Partners LP (the "Partnership") will be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on December 7, 2017 at 4:00 p.m., local time. At the Meeting the Limited Partners will consider and vote upon the following proposals, which are more completely set forth in the accompanying Proxy Statement:
1.	To elect Levon Dedegian as a Class III Director to serve for a three-year term until the 2020 Annual Meeting of Limited Partners ("Proposal One");
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Board of Directors of the Partnership has fixed the close of business on October 13, 2017 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Meeting or any adjournment thereof.
Pursuant to the Partnership's Third Amended and Restated Agreement of Limited Partnership dated July 20, 2015, certain holders of the Partnership's common units may be prohibited from voting all or a portion of their common units at the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD MAILED HEREWITH, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL LIMITED PARTNERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR COMMON UNITS ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE COMMON UNITS AS OF THE CLOSE OF BUSINESS ON OCTOBER 13, 2017, THE RECORD DATE OF THE MEETING.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
By Order of the Board of Directors

Georgios Prokopiou
Chairman

October 25, 2017
 Monaco

DYNAGAS LNG PARTNERS INC.
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON DECEMBER 7, 2017
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the "Partnership"), for use at the 2017 Annual Meeting  (the "Meeting") of its limited partners (the "Limited Partners") to be held at 97 Poseidonos Avenue and 2 Foivis Street, 166-74 Glyfada, Athens, Greece on December 7, 2017 at 4:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Limited Partners entitled to vote at the Meeting on or about October 25, 2017.
VOTING RIGHTS AND OUTSTANDING UNITS
On October 13, 2017 (the "Record Date"), the Partnership had outstanding 35,490,000 common units representing limited partnership interests (the "Common Units"), 35,536 general partner units, and 3,000,000 Series A Cumulative Redeemable Preferred Units.  Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held. The holders of a majority of all of the Partnership's outstanding units of the class, classes or series for which the Meeting has been called present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.
The Common Units are listed on the New York Stock Exchange under the symbol "DLNG."
Pursuant to the Partnership's Third Amended and Restated Agreement of Limited Partnership dated July 20, 2015 (the "Partnership Agreement"), certain holders of the Partnership's Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.
REVOCABILITY OF PROXIES
A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Partnership at the Partnership's executive offices, 23, Rue Basse, 98000 Monaco, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF CLASS III DIRECTOR
In accordance with the Partnership Agreement, the Board consists of two directors appointed by the Partnership's General Partner, Dynagas GP LLC (the "General Partner") in its sole discretion (the "Appointed Directors") and three directors elected by the holders of the Common Units (the "Elected Directors"). The Appointed Directors are Georgios Prokopiou and Tony Lauritzen, each holding office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal. The Elected Directors are divided into three classes and are elected to serve staggered three-year terms and until such director's successor is duly elected and qualified, or until his earlier death, resignation or removal. The term of the Partnership's Class III Director expires at the Meeting. Accordingly, the Board has nominated Levon Dedegian, the current Class III Director, for election as Class III Director whose term would expire at the Partnership's 2020 Annual General Meeting of Limited Partners.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Partnership's Board
Information concerning the nominee for Class III Director of the Partnership is set forth below:
Name	Age	Position
Levon Dedegian	66	Class III Director

Levon Dedegian, Class III Director
Mr. Levon Dedegian has served as one of the Partnership's directors since the closing of the Partnership's initial public offering in November 2013 and also serves as Chairman of the Partnership's Conflicts Committee. Mr. Dedegian has been involved in shipping since 1975 with various companies and positions. From 1978 to 1984, he served as general manager of Sea Traders. In 1985, he joined S.S.R.S. Ltd., a member of the Manley Hopkins Group of Companies. In 1987, he was transferred to Hong Kong, where he remained until 1988 as a Managing Director of each of Gapco Trading and Agencies Limited, Bridge Energy ASA and Elf Agriculture. Mr. Dedegian was relocated to Greece at the end of 1988 as Managing Director of the Greek office of P. Wigham Richardson Shipbrokers and in 1989 he rejoined Sea Traders and Dynacom Tankers Management as general manager where he remained until December 31, 2009. Mr. Dedegian is a graduate of Pierce College (the American College of Greece) and holds a Bsc in Business Administration and Economics.
Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes of the outstanding Common Units of the Partnership present in person or represented by proxy at the Meeting.
Pursuant to the Partnership Agreement, certain holders of the Partnership's Common Units may be prohibited from voting all or a portion of their Common Units at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young (Hellas)") as the Partnership's independent auditors for the fiscal year ending December 31, 2017.
Ernst & Young (Hellas) has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Partnership's Audit Committee.
Required Vote.  Adoption of Proposal Two requires the vote of a majority of the outstanding units of the Partnership entitled to vote in person or by proxy at the Meeting.
Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Partnership.  Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Documents related to the Meeting, including the Partnership's latest annual report may be accessed on the Partnership's website at: www.dynagaspartners.com.
 For Limited Partners who hold their Common Units through a bank or brokerage account, instead of receiving future copies of these documents by mail, Limited Partners can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Partnership the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors

Georgios Prokopiou
Chairman

October 25, 2017
Monaco

DYNAGAS LNG PARTNERS LP
23 RUE BASSE
98000 MONACO

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E33177-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DYNAGAS LNG PARTNERS LP

The Board of Directors recommends you vote FOR proposals 1 and 2.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date